Improving access and quality of pediatric behavioral healthcare with modern technology and AI



Our Mission

**To help keep the next generation of children
healthy and happy with increased access to behavioral health care.**

Vision

Improving access and quality of pediatric behavioral healthcare with modern technology and AI

Strategy

Identify a solution to decrease time taken away from direct patient care by automating and digitalizing patient data collection and practice workflows.

Problem

25M U.S. children (1-19yo) have a diagnosable behavioral health or developmental disability
70%
NEVER RECEIVE CARE!



Cause

Severe shortage of Pediatric Behavioral Health Providers



Our Solution

Helping Providers deliver a higher level of care more efficiently, with AI and Modern technology

TrueGen

Market Sizing: Pediatric Behavioral Health Provider Software



350M

Children with behavioral health condition globally.
PAM= $1.8T
($6T by 2030)

25M

U.S. children with behavioral health condition.
TAM= $225B
($365B-2022)

$2B

Behavioral health provider software market
SAM= $4.9B by 2026
(19.6% CAGR)

$325M

Serviceable & Obtainable Market*

*Serviceable & Obtainable U.S. Market
- 8.3k Pediatric Psychiatrists
- 2.2k Pediatric Neuropsychologists
- 16.4k Pediatric Psychologists
- Subscription rate: $1,000/user/mo
- **$325M**

U.S. Market Only
Global aspirations over the longer term.

Founding Team





Frank Adamo, Founder and CEO
19 years of experience in global healthcare product development and commercialization of new clinical technologies
Frank's LinkedIn Profile



David Haines, Lead Engineer
Head of Development for TrueGen
David's LinkedIn Profile

CLINICAL ADVISORY BOARD



Erin Beinborn, Psy.D., Advisor
Licensed Pediatric Psychologist
Extensive experience assessment and treatment for children, adolescents, and families.
Erin's LinkedIn Profile



Emily Anastasio, PhD, Advisor
Licensed Clinical Psychologist
Extensive experience in child / adolescent development, diagnosis, and treatment
Emily's LinkedIn Profile





Kathleen Parker, PhD, Advisor
Licensed Clinical Neuropsychologist
Extensive experience with learning and developmental disorders
Kathleen's LinkedIn Profile



Parker Huston, PhD, Advisor
Licensed Pediatric Psychologist, Child Mental Health Advocate
Parker's LinkedIn Profile



Mark J Friedman, M.D., Advisor
Child and Adolescent Psychiatrist
Diplomate in the subspecialty of Child and Adolescent Psychiatry
Mark's Profile



Rachel Tenenbaum, PhD, Advisor
Licensed Pediatric Psychologist and Clinical Advisor
Rachel's LinkedIn Profile



Patrick McInerney, MD, Co-Founder and Advisor
Doctor of Emergency Medicine at Northwestern Medical Center
Pat's LinkedIn Profile

Business Model

- **TrueGen Health, Inc. designs and develops clinical software to automate clinical tasks and workflows for <u>Pediatric behavioral health providers</u>.**
- **SaaS model -- provider pays a monthly or annual subscription to utilize the platform.**


TrueGen
Platform
Primary
Clinical Behavioral Healthcare Provider
Secondary
Digital Health Collaborations
Future
Direct to Consumer

Select Channel Opportunities	**Market Size**	**Strategy**
(1) Private practice (2) Institutions (3) Community-based	- 4,320 providers (40%) - 6,480 providers (60%)	- Integrated within and supports direct and indirect patient care - SaaS Subscription-based
(1) Digital primary care/Generalist (2) Health Plans (3) Enterprise	$2B $4.9B by 2026 (19.6% CAGR)	- Providing specialty pediatric behavioral health care - Solutions for health plans to lower cost & increase accessibility
Child adolescents, and their families	350 million globally 25 million in U.S.	- TrueGen's Provider Network - Resources, Care, and Provider availability via Telehealth

Product Concept

TrueGen

TrueGen Health

first-of-its-kind productivity software exclusively for pediatric mental/behavioral health providers



Clinical Intake
Age- & Condition-specific assessments
Triaging
Provider Identification
Connecting Provider
Report Generation
Quality Control
Administrative tasks
TrueGen
Platform

Built for the Provider

- Manage, operate, and streamline patient care
- Enhanced efficiency
- Increased access to care
- Improved standardization

Leading to:

- Better patient outcomes
- Improved quality of life (QOL)

Automation & Integrations

Digitalizing tasks & workflows to free provider's time to perform more important direct patient care for more children

Competitive Landscape



- Analysis of 93 Behavioral Health companies

- Segmented by customer target and/or product application

- 4 broad categories

Provider and Payor*	Provider sourcing/Telehealth	Digital Therapeutics	DTC APPs
Product Goals	**Product Goals**	**Product Goals**	**Product Goals**
Enhancing care and/or provider accessibility	Connecting patients with providers	Special applications, FDA-cleared devices	Self-guided, exercises, meditation
# of companies	**# of companies**	**# of companies**	**# of companies**
11	46	25	11
Company examples	**Company examples**	**Company examples**	**Company examples**
Neuroflow, Silver Cloud Health	Lyra (adults), Brightline (peds)	Pear Therapeutics, Mightier	Calm, HeadSpace

*TrueGen Segment

Competitive Landscape



Analysis of 93 Behavioral Health companies by customer and product application

TrueGen

Provider and Payor*	Provider sourcing/Telehealth	Digital Therapeutics	DTC APPs
Product Goals	**Product Goals**	**Product Goals**	**Product Goals**
Enhancing care and/or provider accessibility	Connecting patients with providers	Special applications, FDA-cleared devices	Self-guided, exercises, meditation
# of companies	**# of companies**	**# of companies**	**# of companies**
11	46	25	11
Company examples	**Company examples**	**Company examples**	**Company examples**
Neuroflow, Silver Cloud Health	Lyra (adults), Brightline (peds)	Pear Therapeutics, Mightier	Calm, HeadSpace

Deeper analysis in Provider/Payor categories of companies

Customer target	Product Goals	# of companies	Company examples	Differentiator
Behavioral Health (BH) Providers*	Providing different technology and services specifically to BH Providers	5	Innowell *(direct)*	- Lack of focus (for provider, consumer, employers, adults
			Blueprint Health *(direct)*	- Measurement-based mental healthcare, age agnostic
Primary Care Providers	Providing mental healthcare to PCPs and their patients	4	Lyra (adults), Brightline (children)	Not a direct competitor
Digital Therapeutics	Very specific digital therapeutic tech for BH providers	2	Pear Therapeutics, Mightier	Not a direct competitor

*TrueGen Segment



Traction

TrueGen

LEGACY BUSINESS & PARTNER COMPANY



Adamo Diagnostics, LLC

Technology Platform

- **Application for COVID-19 testing**
- **Developed & launched in Q3 2020**
- **DBA 'Add Your Labs'**
- **$10k/mo -- recurring revenue**
- **~$350k total revenue to date**
- **Capital raised: $285k**

New Business

'TrueGen Health, Inc'

- **Partnership to license technology and business ops as needed from legacy company - has and will save significant time & money**
- **Hired lead Engineer**
- **Formed 7-member Clinical Advisory Board**
- **Initiated product development discovery work to for new mental health market**
- **Launched new pre-seed fundraise round**



Investment Opportunity—MAKE SURE THIS MATCHES FORM C.

TrueGen

Seeking $250k-$500k in equity funding

Use of Funds







Application Development	Customer Acquisition	G&A
40%	**34%**	**26%**



Exit Opportunities

TrueGen

Digital behavioral health companies continue to build out their capabilities (e.g.,Ginger's Acquisition of LiveBetter in March 2020; undisclosed)

Companies serving behavioral health and other clinical needs combine efforts (e.g.,Sharecare's Acquisition of MindSciences in June 2020 ; undisclosed, Livongo's Merger with Teladoc in October 2020 ; $18.5 billion)

Companies with a behavioral health component add new, additional clinical indications to their portfolio (e.g., Omada's acquisition of Physera in May 2020; $30 million)

Companies not operating in behavioral health add those new assets to their repertoire. Could be for the underlying technology that enables behavioral health treatment (i.e., SonarMD acquisition of Triggr Health; or Otsuka America Pharmaceutical acquisition of Proteus Digital Health; undisclosed)

Health insurance payors expand with their own virtual services. Cigna leverages MDLive acquisition to expand virtual care services of their own. Estimated valuation close of $1 billion (actual acquisition price undisclosed).



TrueGen

Frank Adamo

fadamo@truegen.io

630-803-4770

www.TrueGen.io